SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 26, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 26 February 2009
Media release
UBS appoints Oswald J. Grübel as Group Chief Executive Officer
UBS announced today that the Board of Directors has appointed Oswald J. Grübel as its new Group Chief Executive Officer with immediate effect. This represents a further step to restore stakeholder confidence and to pave the way back to success.
Zurich/Basel, 26 February 2009 — The Board of Directors of UBS has appointed Oswald J. Grübel as its new Group Chief Executive Officer with immediate effect. Mr. Grübel succeeds Marcel Rohner who has resigned.
Oswald Grübel’s broad experience in the banking sector, and in leading a financial services company through transformation, will be invaluable to UBS in this challenging environment. With his previous employer Credit Suisse, Mr. Grübel was the architect of a successful turnaround and restored confidence in the company in turbulent times. During his career of almost forty years at Credit Suisse, he held various management positions both on Group level and in the investment banking and private banking areas. From 2003 until spring 2007, he was Co-CEO and CEO of Credit Suisse.
Peter Kurer, Chairman of UBS: “With his indisputable leadership qualities, combined with his extensive expertise, Oswald Grübel brings the ideal skill set to recreate value, together with our management team, for our shareholders and clients. He will also be adept in balancing our focus on prudent risk taking and client confidence, and our goal to position UBS for future success.”
Oswald J. Grübel, Group Chief Executive Officer of UBS: “I am convinced that the Swiss financial centre requires the presence of more than one big global bank. The opportunity to lead UBS with its unique client franchise in wealth management, investment banking and asset management in these extraordinary times presents a fascinating, yet formidable challenge to me. Together with our 77,000 dedicated employees, I will do all I can to bring UBS back on a profitable, successful track.”
Peter Kurer: “In early January 2009, Marcel Rohner informed the Board of Directors of his intention to retire as Group CEO after the conclusion of the then

Media Relations 26 February 2009 Page 2 of 2
ongoing Investment Bank repositioning and Wealth Management restructuring phase. During his career at UBS, and especially since his appointment as Group CEO, Marcel Rohner has shown a tremendous commitment to our clients, shareholders and employees. We are extremely grateful for his contributions.”
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: February 26, 2009